UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on August 6, 2024 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated May 19, 2025: Safe Bulkers, Inc. Reports First Quarter 2025 Results and Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2025

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports First Quarter 2025 Results and

Declares Dividend on Common Stock

Monaco – May 19, 2025 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three-month periods ended March 31, 2025. The Board of Directors (“the Board”) of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Net revenues	64.3	71.5	75.9	78.5	81.7
Net income	7.2	19.4	25.1	27.6	25.3
Adjusted Net income[1]	7.8	18.1	19.0	20.3	24.2
EBITDA[2]	28.8	41.9	47.4	49.2	47.9
Adjusted EBITDA [2]	29.4	40.7	41.3	41.8	46.8
Earnings per share basic and diluted[3]	0.05	0.16	0.22	0.24	0.21
Adjusted earnings per share basic and diluted [3]	0.05	0.15	0.16	0.17	0.20

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	14,655	16,521	17,108	18,650	18,158
Daily vessel operating expenses[5]	5,765	5,047	5,311	6,254	5,442
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	5,546	4,787	4,999	5,089	5,038
Daily general and administrative expenses[7]	1,608	1,650	1,680	1,595	1,513

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 3.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 3. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 3.

3 Earnings per share ("EPS") and Adjusted EPS represent Net Income and Adjusted Net income less preferred dividend divided by the weighted average number of shares respectively. See Table 3.

4 Time charter equivalent ("TCE") rate represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 4.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the number of ownership days for such period. See Table 4.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by the number of ownership days for such period. See Table 4.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by the number of ownership days for such period. See Table 4.

Selected financial highlights
In million U.S. Dollars	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Total cash[8]	127.7	135.9	92.6	81.6	87.1
Undrawn revolving credit facilities[9]	148.9	140.2	225.0	179.5	129.2
Unsecured debt[10]	107.1	102.6	110.2	105.6	106.2
Secured debt[11]	412.6	434.0	379.6	385.5	419.0
Total debt[12]	519.7	536.6	489.8	491.1	525.3
Number of vessels at period end	46	46	45	45	47
Average age of fleet	10.23	9.99	9.95	9.99	10.04
Net debt per vessel[13]	8.5	8.7	8.8	9.1	9.3

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "During the first quarter of 2025, we faced softer charter markets due to seasonality and geopolitical uncertainties. We maintained our strong balance sheet and took delivery of our twelfth newbuild. In this volatile environment we continue to renew our fleet focusing on operational excellence, environmental performance in relation to IMO regulations and the creation of long term value for our shareholders."

Common Stock Repurchase Program

In February 2025, the Company authorized a program under which it might from time to time purchase up to 3,000,000 shares of the Company’s common stock. The Company purchased and cancelled the maximum number of 3,000,000 shares of the Company's common stock under the aforementioned program representing approximately 2.8% of the Company’s common stock outstanding and 5.4% of the Company’s public float. All purchases were funded using the Company’s existing cash resources, were made in the open market in compliance with applicable laws and regulations, and conducted within the safe harbor provisions of Regulation 10b-18 under the Securities Exchange Act of 1934, as amended.

New credit facility

In April 2025, the Company entered into a new credit facility of up to $84.3 million with a financial institution to be consummated in the third quarter of 2025. The facility will be used to finance the purchase of four vessels currently under sale and leaseback financings, the relevant purchase options of which were exercised during 2024, and to refinance an existing credit facility with the same financial institution secured by three vessels. The new facility will be secured by the aforementioned seven vessels and will mature in 2030. The credit facility agreement contains financial covenants in line with the existing loan and credit facilities of the Company.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Unsecured debt represents the five-year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

11 Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

12 Total Debt represents Unsecured debt plus Secured debt.

13 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at period's end.

Environmental Investments - Dry-Dockings

The Company is gradually renewing its fleet with newbuilds designed to meet the International Maritime Organization (the "IMO") regulations related to the Phase 3 reduction of greenhouse gas emissions (the "IMO GHG Phase 3") and nitrogen oxides emissions (the "IMO NOx Tier III") and selectively selling older vessels. As of May 9, 2025, the IMO GHG Phase 3 NOx Tier III newbuild program consisted of 18 vessels in the aggregate, including contracts for two methanol dual-fueled Kamsarmax newbuilds. Twelve of such newbuild vessels have already been delivered to the Company. The aggregate capital expenditure of the newbuild program is approximately $662.1 million, of which $486.2 million, or 73%, has already been paid.

Furthermore, the Company is continuing the environmental upgrade program of its existing fleet, targeting increased energy efficiency and lower fuel consumption, which is expected to reduce GHG emissions. As of May 9, 2025, 25 existing vessels have been upgraded. The cost of low friction paint applications that are part of the environmental upgrades is recorded as operating expenses, while the cost of energy saving devices is capitalized and recorded as capital expenditures.

As of May 9, 2025, the Company expects down time for scheduled dry-dockings of 96 days for the second quarter of 2025 and of 21 days for the third quarter of 2025.

Fleet Update

As of May 9, 2025, we had a fleet of 47 vessels consisting of 8 Panamax, 14 Kamsarmax, 17 Post-Panamax and 8 Capesize class vessels, with an aggregate carrying capacity of 4.7 million dwt and an average age of 10.1 years. In our fleet, 12 are IMO GHG Phase 3 - NOx Tier III ships built 2022 onwards and 11 vessels are eco-ships built 2014 onwards. Furthermore, we have 21 vessels equipped with exhaust gas cleaning devices ("Scrubbers''), including all of our Capesize class vessels, which generate additional earnings under charter agreements, providing for variable consideration based on bunker consumption.

Orderbook

As of May 9, 2025, we had an orderbook of six IMO GHG Phase 3 - NOx Tier III Kamsarmax class newbuilds, two of which are methanol dual-fueled. The scheduled delivery of these vessels is four vessels in 2026 and two vessels in 2027. As of May 9, 2025, the aggregate capital expenditure of our orderbook was approximately $252.4 million, of which $76.5 million had already been paid and $175.9 million remains outstanding.

Newbuild deliveries

In April 2025, the Company took delivery of the Japanese-built Kamsarmax class Efrossini, its twelfth IMO GHG Phase 3 - NOx Tier III newbuild.

Chartering our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flows, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions as well as provide an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is arranged by our Managers14 without any management commission.

During the first quarter of 2025, we operated 46.00 vessels on average, earning a TCE of $14,655, compared to 47.08 vessels earning a TCE of $18,158 during the same period in 2024. As of May 9, 2025, we employed, or had contracted to employ: (i) 8 vessels in the spot time charter market (with up to three months` original duration) and (ii) 40 vessels in the period time charter market (with original duration in excess of three months). Of the vessels chartered in the period time charter market, 12 have an original duration of more than two years. As of May 9, 2025, the average remaining charter duration across our fleet was 0.5 years and we had contracted revenue of approximately $178.7 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit.

As of May 9, 2025, all eight of our Capesize class vessels have been chartered in period time charters, six of which have remaining charter durations exceeding one year. The average remaining charter duration of our Capesize class vessels was 2.0 years and the average daily charter hire was $23,317, resulting in a contracted revenue of approximately $137.2 million net of commissions, excluding the additional compensation related to the use of Scrubbers.

Our contracted fleet employment profile as of May 9, 2025, is presented in Table 1 below.

Table 1: Contracted employment profile of fleet ownership days as of May 9, 2025

2025 (remaining)	42%
2025 (full year)	60%
2026	9%
2027	6%

Debt

As of March 31, 2025, our consolidated debt before deferred financing costs was $528.2 million, including the €100 million - 2.95% p.a. fixed coupon, non-amortizing, unsecured bond issued in February 2022, maturing in February 2027. Our consolidated leverage15 was approximately 37% and our weighted average interest rate during the three-month period ended March 31, 2025 was 5.77% inclusive of the applicable loan margin. During the three-month period ended March 31, 2025, we made scheduled principal payments of $6.7 million, voluntary principal payments of $25.0 million and drawings of $10.0 million under our existing revolving facilities. The repayment schedule of our debt as of March 31, 2025, is presented in Table 2 below:

14 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management Limited, each of which is referred to herein  as "our Manager" and collectively "our Managers".

15 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, as provided by independent broker valuers on quarter-end, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Table 2: Debt repayment Schedule as of March 31, 2025

(in USD million)

Ending December 31,	2025	2026	2027	2028	2029	2030	2031	2032-2034	Total
Secured debt	54.1	47.0	59.7	77.0	61.5	30.1	40.0	50.6	420.0
Unsecured debt	—	—	108.2	—	—	—	—	—	108.2
Total debt	54.1	47.0	167.9	77.0	61.5	30.1	40.0	50.6	528.2
Fleet scrap value[16]									317.2

16 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt"), excluding any held for sale vessels, and market scrap rate of $450.0/lwt ton (Clarksons data) on March 31, 2025 and $444.0/lwt ton (Clarksons data) on May 9, 2025.

Liquidity, capital resources, capital expenditure requirements and debt as of March 31, 2025

As of March 31, 2025, we had a fleet of 46 vessels and an orderbook of seven newbuilds. In relation to our orderbook, we had paid $87.9 million and had $202.5 million of remaining capital expenditure requirements.

We had $127.7 million in cash, cash equivalents, bank time deposits and restricted cash and $148.9 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. Furthermore, we had contracted revenue of approximately $203.1 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of seven newbuilds upon their delivery.

In relation to capital expenditure requirements of the seven newbuilds, the schedule of payments was $36.1 million in 2025, $109.9 million in 2026 and $56.5 million in 2027.

The scrap value17 of our fleet was $317.2 million and the outstanding consolidated debt before deferred financing costs was $528.2 million, including the unsecured bond.

Liquidity, capital resources, capital expenditure requirements and debt as of May 9, 2025

As of May 9, 2025, we had a fleet of 47 vessels and an orderbook of six newbuilds. In relation to our orderbook, we have paid $76.5 million and had $175.9 million of remaining capital expenditure requirements.

We had $122.2 million in cash, cash equivalents, bank time deposits, restricted cash and $127.6 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. Furthermore, we had contracted revenue of approximately $178.7 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of one unencumbered vessel and six newbuilds upon their delivery.

In relation to capital expenditure requirements of the six newbuilds, the schedule of payments was $9.5 million in 2025, $109.9 million in 2026 and $56.5 million in 2027.

The scrap value17 of the fleet was $319.0 million and the outstanding consolidated debt before deferred financing costs was $551.3 million, including the unsecured bond.

Dividend Policy

On May 19, 2025, the Board of the Company declared a cash dividend on the Company's common stock of $0.05 per share which is payable on June 20, 2025, to the shareholders of record of the Company's common stock at the close of trading on June 6, 2025. As of May 9, 2025, the Company had 102,309,935 shares of common stock issued and outstanding.

In April 2025, the Board of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from January 30, 2025 to April 29, 2025. The dividend was paid on April 30, 2025 to all shareholders of record as of April 17, 2025 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

In February 2025, the Board of the Company declared a cash dividend on the Company's common stock of $0.05 per share which was paid on March 21, 2025, to the shareholders of record of the Company's common stock at the close of trading on March 3, 2025.

In January 2025 the Board of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from October 30, 2024 to January 29, 2025. The dividend was paid on January 30, 2025 to all shareholders of record as of January 17, 2025 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of the Company. There is no guarantee that the Company’s Board will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company's earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

War in Ukraine

As a result of the war between Russia and Ukraine that commenced in February 2022, the US, the EU, the UK, Switzerland and other countries have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. We intend to comply with these requirements and will address their potential consequences. While we do not have any Ukrainian or Russian crews, our vessels currently do not sail in the Black Sea and we conduct limited operations in Russia, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Trade disruption in the Red Sea and conflicts in Middle East

Following attacks on merchant vessels in the region of the southern end of the Red Sea, there is disruption in the maritime trade and supply chains towards the Mediterranean Sea through the Suez Canal. Since the beginning of this disruption, we have diverted our fleet from sailing in the Red Sea region. The conflicts in the Middle East represent additional geopolitical and economic risks that could increase the volatility of the global economy. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether there will be any impact on our operations.

Conference Call

On Tuesday, May 20, 2025, at 10:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll-Free Dial In). Please quote “Safe Bulkers” to the operator and/or conference ID 13753313. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.safebulkers.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2025 Results

During the first quarter of 2025, we operated in a weaker charter market environment compared to the same period in 2024, with decreased revenues due to lower charter hires, decreased earnings from scrubber-fitted vessels and increased operating expenses. During the first quarter of 2025, we operated 46.00 vessels on average, earning an average TCE of $14,655 compared to 47.08 vessels earning an average TCE of $18,158 during the same period in 2024. The Company's net income for the first quarter of 2025 was $7.2 million compared to $25.3 million during the same period in 2024. The main factors driving the change in net income are as follows:

Net revenues: Net revenues decreased by 21% to $64.3 million for the first quarter of 2025, compared to $81.7 million for the same period in 2024. This is due to lower revenues from charter hires and decreased revenues earned by our scrubber-fitted vessels.

Vessel operating expenses: Vessel operating expenses increased by 2% to $23.9 million for the first quarter of 2025 compared to $23.3 million for the same period in 2024 mainly due to the following factors: (i) spare parts, stores and provisions increased to $6.8 million for the first quarter of 2025, compared to $5.9 million for the same period in 2024 as a result of the increased supplies during the first quarter of 2025 for upcoming dry-dockings; (ii) crew wages and crew expenses increased to $10.5 million for the first quarter of 2025, compared to $10.3 million for the same period in 2024, mainly due to increased crew changes during the first quarter of 2025; and (iii) dry-docking expenses decreased to $0.9 million, related to one fully completed dry-docking during the first quarter of 2025, compared to $1.4 million related to one fully completed and one partially completed dry-dockings for the same period in 2024. The Company expenses dry-docking and pre-delivery costs as incurred, which vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $0.9 million and $1.7 million for the first quarter of 2025 and 2024, respectively, vessel operating expenses increased by 6% to $23.0 million during the first quarter of 2025 in comparison to $21.6 million during the same period of 2024. Dry-docking expenses are related to the number of dry-dockings in each period and pre-delivery expenses are related to the number of newbuild deliveries and second-hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expenses, while many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation expenses increased by $0.3 million or 2% to $14.7 million for the first quarter of 2025, compared to $14.4 million for the same period in 2024, due to the delivery of newbuild vessels and the sale of older vessels in 2024.

Foreign currency gain/(loss): Foreign currency loss amounted to $2.9 million for the first quarter of 2025, compared to a gain of $1.2 million for the same period in 2024, due to the unrealized loss on the valuation of the €100 million bond.

(Loss)/Gain on derivatives: Gain on derivatives amounted to $2.4 million for the first quarter of 2025, compared to a loss of $2.4 million for the same period in 2024, due to unrealized gain on foreign currency agreements.

Voyage expenses: Voyage expenses decreased to $4.2 million for the first quarter of 2025, compared to $4.9 million for the same period in 2024 mainly due to decreased bunker consumption costs for scrubber fitted vessels under charter agreements, which provide for variable consideration based on the bunker consumption.

Gain on sale of assets: No vessels were sold during the first quarter of 2025. Gain on sale of assets for the first quarter of 2024 amounted to $2.3 million, as a result of a gain from the sale of the Pedhoulas Cherry.

Interest expense: Interest expense decreased to $7.4 million in the first quarter of 2025 compared to $8.3 million for the same period in 2024, as a result of the decreased weighted average interest rate of 5.77% during the first quarter of 2025, compared to 6.51% for the same period in 2024, affected by the lower USD rates environment.

Daily vessel operating expenses17: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 6% to $5,765 for the first quarter of 2025 compared to $5,442 for the same period in 2024. Daily vessel operating expenses excluding dry-docking and predelivery expenses increased by 10% to $5,546 for the first quarter of 2025 compared to $5,038 for the same period in 2024.

Daily general and administrative expenses17: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administration expenses, increased by 6% to $1,608 for the first quarter of 2025, compared to $1,513 for the same period in 2024, due to the increase in the management fees payable to our Managers.

17  See table 4

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Month Period Ended March 31,
	2024	2025
REVENUES:
Revenues	84,975	67,215
Commissions	(3,306)	(2,867)
Net revenues	81,669	64,348
EXPENSES:
Voyage expenses	(4,860)	(4,219)
Vessel operating expenses	(23,312)	(23,868)
Depreciation	(14,353)	(14,688)
General and administrative expenses	(6,480)	(6,657)
Gain on sale of assets	2,265	—
Operating income	34,929	14,916
OTHER (EXPENSE) / INCOME:
Interest expense	(8,272)	(7,402)
Other finance cost	(169)	(226)
Interest income	861	1,226
(Loss)/Gain on derivatives	(2,425)	2,385
Foreign currency gain/(loss)	1,243	(2,914)
Amortization and write-off of deferred finance charges	(869)	(740)
Net income	25,298	7,245
Less Preferred dividend	2,000	2,000
Net income available to common shareholders	23,298	5,245
Earnings per share basic and diluted	0.21	0.05
Weighted average number of shares	110,394,226	105,058,628

	Three-Month Period Ended March 31,
	2024	2025
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	35.9	29.9
Net cash used in investing activities	(30.6)	(44.2)
Net cash used in financing activities	(9.8)	(34.1)
Net decrease in cash and cash equivalents	(4.5)	(48.4)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2024	March 31, 2025
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	128,422	120,214
Other current assets	36,969	32,165
Vessels, net	1,144,318	1,129,703
Advances for vessels	85,204	89,619
Restricted cash non-current	7,475	7,475
Other non-current assets	708	2,162
Total assets	1,403,096	1,381,338
LIABILITIES AND EQUITY
Current portion of long-term debt	58,191	59,510
Other current liabilities	28,281	27,991
Long-term debt, net of current portion	478,450	460,210
Other non-current liabilities	6,556	6,815
Shareholders’ equity	831,618	826,812
Total liabilities and equity	1,403,096	1,381,338

TABLE 3

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Month Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2024	2025
Adjusted Net Income
Net Income	25,298	7,245
Less Gain on sale of assets	(2,265)	—
Plus Loss/(gain) on derivatives	2,425	(2,385)
Less Foreign currency (gain)/loss	(1,243)	2,914
Adjusted Net income	24,215	7,774
EBITDA - Adjusted EBITDA
Net Income	25,298	7,245
Plus Net Interest expense	7,411	6,176
Plus Depreciation	14,353	14,688
Plus Amortization and write-off of deferred finance charges	869	740
EBITDA	47,931	28,849
Less Gain on sale of assets	(2,265)	—
Plus Loss/(gain) on derivatives	2,425	(2,385)
Less Foreign currency (gain)/loss	(1,243)	2,914
ADJUSTED EBITDA	46,848	29,378
Earnings per share
Net Income	25,298	7,245
Less Preferred dividend	2,000	2,000
Net income available to common shareholders	23,298	5,245
Weighted average number of shares	110,394,226	105,058,628
Earnings per share	0.21	0.05
Adjusted Earnings per share
Adjusted Net income	24,215	7,774
Less Preferred dividend	2,000	2,000
Adjusted Net income available to common shareholders	22,215	5,774
Weighted average number of shares	110,394,226	105,058,628
Adjusted Earnings per share	0.20	0.05

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are non-US GAAP financial measurements.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

- Adjusted Net income represents Net income before gain on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

- Adjusted earnings per share represents Adjusted Net income less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in: (i) understanding and analyzing the results of our operating and business performance; (ii) selecting between investing in us and other investment alternatives; and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 4: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Month Period Ended March 31,
	2024	2025
FLEET DATA
Number of vessels at period end	47	46
Average age of fleet (in years)	10.04	10.23
Ownership days (1)	4,284	4,140
Available days (2)	4,230	4,103
Average number of vessels in the period (3)	47.08	46.00
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 18,158	$ 14,655
Daily vessel operating expenses (5)	$ 5,442	$ 5,765
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 5,038	$ 5,546
Daily general and administrative expenses (7)	$ 1,513	$ 1,608
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 84,975	$ 67,215
Less commissions	(3,306)	(2,867)
Less voyage expenses	(4,860)	(4,219)
Time charter equivalent revenue	$ 76,809	$ 60,129
Available days (2)	4,230	4,103
Time charter equivalent rate (4)	$ 18,158	$ 14,655

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, dry-dockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 5: Detailed fleet and employment profile as of May 9, 2025

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Zoe [11]	75,000	2013	Japan	Period	$ 13,000	5.00%	April 2025	February 2026
Koulitsa 2	78,100	2013	Japan	Spot	$ 13,000	5.00%	May 2025	July 2025
Kypros Land[11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$ 11,600	5.00%	November 2024	May 2025
Pedhoulas Leader	82,300	2007	Japan	Period	$ 12,800	5.00%	February 2025	July 2025
Pedhoulas Commander	83,700	2008	Japan	Period	$ 12,250	5.00%	February 2025	August 2025
Pedhoulas Rose	82,000	2017	China	Period[18]	$ 10,950	3.75%	January 2025	July 2025
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period	$ 15,500	5.00%	March 2025	August 2025
Vassos[8]	82,000	2022	Japan	Period	$ 16,250	5.00%	April 2025	July 2025
Pedhoulas Trader[20]	82,000	2023	Japan	Period	$ 19,500	5.00%	July 2024	July 2025
Morphou	82,000	2023	Japan	Period[28]	$ 13,900	5.00%	December 2024	August 2025
Rizokarpaso[15]	82,000	2023	Japan	Period	$ 16,900	5.00%	November 2024	September 2025
Ammoxostos[19]	82,000	2024	Japan	Period[27]	$ 13,817	5.00%	January 2025	August 2025
Kerynia	82,000	2024	Japan	Period	$ 13,600	5.00%	January 2025	July 2025
Pedhoulas Farmer	82,500	2024	China	Period	$ 15,700	3.75%	March 2025	July 2025
Pedhoulas Fighter	82,500	2024	China	Period	$ 13,000	5.00%	February 2025	July 2025
Efrossini	82,000	2025	Japan	Period	$ 15,700	5.00%	April 2025	August 2025
Post-Panamax
Marina	87,000	2006	Japan	Period[18]	$ 12,900	5.00%	April 2025	November 2025
Xenia	87,000	2006	Japan	Spot[18]	$ 12,000	5.00%	April 2025	July 2025
Sophia	87,000	2007	Japan	Spot[18]	$ 14,250	5.00%	April 2025	May 2025
				Spot[18]	$ 9,750	5.00%	May 2025	June 2025
Eleni	87,000	2008	Japan	Period[18]	$ 13,200	5.00%	March 2025	July 2025
Martine	87,000	2009	Japan	Period[18,31]	$ 5,000	5.00%	January 2025	June 2025
Andreas K	92,000	2009	South Korea	Spot[18,30]	$ 9,400	5.00%	March 2025	June 2025
					BPI 82 5TC * 108%	5.00%	June 2025	June 2025
Agios Spyridonas	92,000	2010	South Korea	Period[18]	$ 12,500	5.00%	November 2024	July 2025
Venus Heritage[11]	95,800	2010	Japan	Period[18]	$ 17,950	5.00%	November 2024	July 2025
Venus History[11]	95,800	2011	Japan	Period[18,26]	$ 11,429	5.00%	January 2025	July 2025
Venus Horizon	95,800	2012	Japan	Period[18]	$ 18,000	5.00%	September 2024	June 2025
Venus Harmony	95,700	2013	Japan	Period	$ 17,700	5.00%	December 2024	July 2025
Troodos Sun[16]	85,000	2016	Japan	Spot[18]	$ 11,300	5.00%	February 2025	May 2025
Troodos Air	85,000	2016	Japan	Period[18]	$ 14,600	5.00%	March 2025	November 2025
Troodos Oak	85,000	2020	Japan	Drydocking			April 2025	May 2025
Climate Respect	87,000	2022	Japan	Spot	$ 17,500	5.00%	May 2025	June 2025
Climate Ethics	87,000	2023	Japan	Period[29]	$ 15,896	5.00%	December 2024	October 2025
Climate Justice	87,000	2023	Japan	Period	$ 21,500	5.00%	July 2023	June 2025
Capesize
Mount Troodos	181,400	2009	Japan	Period[18,23]	$ 20,000	5.00%	July 2024	May 2026
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[18,25]	$ 25,250	3.75%	June 2022	May 2025
Aghia Sofia[10]	176,000	2012	China	Period[18,17]	$ 26,000	5.00%	July 2024	February 2026
Lake Despina [7]	181,400	2014	Japan	Period[18,6]	$ 25,911	3.75%	December 2024	July 2028
Stelios Y	181,400	2012	Japan	Period[18,9]	BCI 5TC * 117%	3.75%	November 2024	March 2025
					$ 23,342	3.75%	April 2025	June 2025
					BCI 5TC * 117%	3.75%	July 2025	February 2027
Maria	181,300	2014	Japan	Period[18,24]	$ 25,950	5.00%	April 2024	March 2028
Michalis H	180,400	2012	China	Period[18,21]	$ 23,000	3.75%	September 2022	July 2025
TOTAL	4,723,600
CHARTERED-IN
Arethousa[22]	75,000	2012	Japan	Spot	$ 12,500	3.75%	March 2025	May 2025
TOTAL	75,000
Orderbook
TBN	81,800	Q2 2026	Japan
TBN	81,800	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	81,800	Q4 2026	Japan
TBN	81,200	Q1 2027	China
TBN	81,800	Q1 2027	Japan
TOTAL	489,800

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of May 9, 2025, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500. In September 2024, the Company agreed the extension of the long-term period time charter. The new time charter period will commence in December 2024 with a minimum duration of four years until July 2028 at a gross daily time charter rate of $24,000, plus a one-off $2.5 million payment upon the new period charter commencement, plus compensation for the use of the Scrubber.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) A period time charter for a duration of  two and a half  years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years at a gross daily charter rate of $23,000.

(10) MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of five years with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price. The purchase options were exercised in August 2024 and all four vessels will be acquired in August 2025.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of five years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) MV Rizokarpaso was sold and leased back in November 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) A period time charter for a duration of 18 to 21 months at a gross daily charter rate of $26,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 18 to 21 months at the same gross daily charter rate.

(18) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(19) MV Ammoxostos was sold and leased back in January 2024 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(20) MV Pedhoulas Trader was sold and leased back in September 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(21) A period time charter for a minimum duration of  three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.

(22) In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, and upon delivery of the vessel to her new owners, renamed MV Arethousa, she was immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of 10 to 14 months. In July 2024 the Company extended the period of the charter agreement for a duration of five to seven months at a gross daily charter rate of $15,500 commencing from September 2024. In October 2024 the Company further extended the period of the charter agreement for an additional duration of four to seven months commencing from February 2025 at a gross daily charter rate of $13,750 for the first four months and $15,500 thereafter. In May 2025 the Company further extended the period of the charter agreement for an additional duration of three to five months commencing from June 2025 at a gross daily charter rate linked to the BPI-74 4TC times 107.5%.

(23) A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate.

(24) A period time charter for a duration of 48 to 60 months at a gross daily charter rate of $25,950. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 12 to 30 months at a gross daily charter rate of $26,250.

(25) A period time charter for a duration of  three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year  at the same gross daily charter rate.

(26) A period time charter for a duration of 5 to 7 months at a daily gross charter rate of $8,000 for the first 40 days and a daily gross charter rate of $12,350 for the remaining period.

(27) A period time charter for a duration of 5 to 8 months at a daily gross charter rate of $12,500 for the first 50 days and a daily gross charter rate of $14,250 for the remaining period.

(28) A period time charter for a duration of 8 to 11 months at a daily gross charter rate of $10,400 for the first 45 days and a daily gross charter rate of $14,700 for the remaining period.

(29)  A period time charter for a duration of 10 to 12 months at a daily gross charter rate of $15,000 for the first 30 days and a daily gross charter rate of $16,000 for the remaining period.

(30) A spot time charter at a daily gross charter rate of $9,400 for the first 75 days and a daily gross charter rate linked to the BPI-82 5TC times 108% for the remaining period plus ballast bonus of $0.5 million upon charter commencement.

(31) A spot time charter at a daily gross charter rate of $5,000 plus ballast bonus of $0.1 million upon charter commencement.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, tariffs imposed as a result of trade war and trade protectionism, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com